Stradley Ronon Stevens & Young, LLP

2600 One Commerce Square
Philadelphia, PA 19103-7098
Telephone 215.564.8000
Fax 215.564.8120
www.stradley.com

Michael P. O'Hare
MO'Hare@stradley.com
215.564.8198

May 18, 2009

Via Edgar
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303
Attn: Kevin C. Rupert

                        Re: UMB Scout Funds (File Nos. 333-96461 and 811-09813)
                              Response to SEC Comments on Filing Pursuant to Rule 485(a)

Dear Mr. Rupert:

     We are responding to your comments, provided via telephone, regarding the post-effective amendment to the Registration Statement on Form N-1A of UMB Scout Funds (the “Trust”) filed on April 6, 2009 pursuant to Rule 485(a) under the Securities Act of 1933 to register shares of a new series of the Trust called the UMB Scout TrendStar Small Cap Fund (the “Scout Fund”). The Scout Fund was created for the specific purpose of being the successor to the TrendStar Small-Cap Fund series of TrendStar Investment Trust (the “TrendStar Fund”). Shareholders of the TrendStar Fund are being asked to approve an Agreement and Plan of Reorganization under which their fund would be reorganized into the Scout Fund in a tax free transaction, after which they would become shareholders of the Scout Fund. The shareholder meeting is scheduled to take place at the end of June and the reorganization is scheduled to take place on June 30, 2009.

     As we discussed with you, any disclosure changes to the Scout Fund’s Prospectus and SAI described in this response letter will be reflected in a post-effective amendment filed pursuant to Rule 485(a), which will be promptly followed by a request to accelerate the effectiveness of the registration of the Scout Fund’s shares. Once the registration is effective, we will include the resulting Prospectus and SAI with (and incorporate the documents by reference into) the Proxy Statement/Prospectus and SAI, respectively, that are part of the Trust’s Registration Statement on Form N-14 relating to the reorganization. Each of your comments and our response to each comment is set forth below.

     In connection with the Trust’s response to the SEC Staff’s comments on the post-effective amendment, as requested by the Staff, the Trust acknowledges that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the Trust’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Prospectus Comments

     1. Comment: Include the financial statements of the target TrendStar Small-Cap Fund in the post-effective amendment. Also, file the auditor’s consent regarding the use of the target TrendStar Small-Cap Fund’s financial statements.

     Response: The Financial Highlights of the target TrendStar Fund are included in the Scout Fund Prospectus with appropriate explanatory disclosure indicating the information relates to the predecessor fund. The financial statements of the target TrendStar Fund are similarly included within the Scout Fund SAI with appropriate explanatory disclosure. The Scout Fund SAI is incorporated by reference into the Scout Fund Prospectus. Therefore, all financial information regarding the predecessor fund is included. We are filing an auditor’s consent with the post-effective amendment.

     2. Comment: On page 6 of the Prospectus, for the expense example, provide examples for 5 and 10-year periods in addition to the 1 and 3-year periods. Also, in the footnote to the expense example, remove the following sentence: “If the expense limitation agreement were continued, the 3-Year expense example dollar amount would be less.” In addition, in your response letter make the representation that the Trust will not make any public sales until it complies with the foregoing.

     Response: We have made the requested changes and represent that the Scout Fund will not make any public sales until such changes are reflected in the Prospectus.

     3. Comment: On page 15 of the Prospectus, the fourth paragraph under the section “Additional Redemption Provisions” states the following: “The Fund reserves the right to suspend the redemption of shares when the securities markets are closed, trading is restricted for any reason, an emergency exists and disposal of securities owned by the Fund is not reasonably practicable, the Fund cannot fairly determine the value of its net assets, or the Securities and Exchange Commission permits the suspension of the right of redemption or the postponement of the date of payment of a redemption.” Modify this paragraph to more closely track the language of Section 22(e) of the Investment Company Act of 1940, as amended.

Response: We have made the requested changes. The revised disclosure follows:

The Fund reserves the right to suspend the redemption of shares ~~when the securities markets are~~[or postpone the date of payment for redeemed shares:

(1) during any period that the NYSE is] closed~~,~~[ or] trading [on the NYSE ]is restricted ~~for any reason, an emergency exists and disposal of securities owned by the Fund~~[as determined by the Securities and Exchange Commission;

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(2) during any period when an emergency exists, as defined by the Securities and Exchange Commission, as a result of which it] is not reasonably practicable~~,~~[ for] the Fund ~~cannot~~[to dispose of securities it owns or to] fairly determine the value of its net assets~~, or~~[; or

(3) for such other periods as] the Securities and Exchange Commission ~~permits the suspension of the right of redemption or the postponement of the date of payment of a redemption~~[may permit].

Statement of Additional Information (“SAI”) Comments

     1. Comment: On page 6 of the SAI, the last sentence of the paragraph entitled “Special Situations” states the following: “To minimize these risks, the Fund will not invest in special situations unless the target company has at least three years of continuous operations (including predecessors), or unless the aggregate value of such investments is not greater than 25% of the Fund's total net assets (valued at the time of investment).” If the Fund expects to approach the 25% threshold, then this is a principal investment strategy and there needs to be appropriate disclosure in the Prospectus.

     Response: Investing in special situations is not a principal investment strategy of the Fund and the Fund does not expect to approach the 25% threshold. Therefore, we have not revised the disclosure.

     2. Comment: On page 7 of the SAI, in the first sentence of the paragraph entitled “Securities Lending,” remove “additional.” Also, modify the securities lending disclosure to take into account recent issues that have arisen in the context of securities lending.

     Response: We have modified the securities lending disclosure as requested, and also have modified the securities lending risk disclosure. The modified language is as follows:

Securities Lending. In order to generate ~~additional~~ income, the Fund may lend securities ~~on a short-term basis~~ to banks, broker-dealers or other qualified institutions. ~~In exchange, the Fund will receive collateral equal to at least 100% of~~[All such loans must be continuously secured by collateral of cash or cash equivalents maintained on a current basis in an amount at least equal to] the[ market] value of the securities loaned[ by the Fund]. Securities lending may represent no more than one third of the value of the Fund’s total assets (including the loan collateral). Any cash collateral received by the Fund in connection with these loans may be invested in ~~U.S. government~~[money market funds, short-term high quality fixed-income] securities ~~and~~[or] other ~~liquid high-grade debt obligations~~[similar instruments].

Risk Factors Applicable to Securities Lending. The main risk when lending portfolio securities is that the borrower might become insolvent or refuse to honor its obligation to return the securities. Although the Fund ~~may be~~[is] indemnified against such losses by the lending agent, the Fund could experience delays in [receiving additional collateral, in ]recovering ~~its~~[the] securities[ loaned, in liquidating the loan collateral, or a loss of rights in the loan collateral] and may incur a capital loss. In addition, the Fund may experience losses as a result of ~~a diminution in value of~~[investing] its cash collateral investments.

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     3. Comment: On page 10 of the SAI, the Fund has the following non-fundamental restriction: the Fund will not “invest more than 15% of its net assets (valued at time of investment) in securities that are not readily marketable.” Add disclosure to the effect that there will be an orderly disposition if the Fund goes over the 15% threshold.

         Response: We have added the requested disclosure. The modified language follows:

The following are “non-fundamental” restrictions for the Fund, which may be changed by the Board of Trustees without shareholder approval. The Fund will not:

(1)	purchase securities on margin ;
(2)	invest more than 15% of its net assets (valued at time of investment) in securities that are not readily marketable; or
(3)	acquire securities of other investment companies except as permitted by the 1940 Act.

[If more than 15% of the Fund’s net assets are invested in securities that are not readily marketable, there will be an orderly disposition of those securities in order to get below the threshold.]

General Comment

     1. Comment: With respect to any filings incorporated by reference, make sure to provide filing dates in addition to SEC accession numbers.

         Response: We have added the requested disclosure.

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     Should you have any questions or concerns regarding any of the above, please contact me at (215) 564-8198.

Sincerely, /s/ Michael P. O’Hare Michael P. O’Hare

cc:	UMB Scout Funds Trustees Gary DiCenzo, UMB Scout Funds Connie Martin, UMB Scout Funds Warren Green, UMB Scout Funds Thomas Laming, TrendStar Advisors, LLC
Kirstin Salzman, Husch Blackwell Sanders LLP Jason Bartel, UMB Distribution Services, LLC

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